ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

28 September 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

10/5

ventracor

asx announcement

Voluntary field exchange update

Sydney 28 September 2005: Ventracor Limited (ASX: VCR) announced today it had completed the field exchange of all controllers of the VentrAssist™ left ventricular assist system (LVAS).

Ventracor Chief Executive Officer Colin Sutton PhD said: "All patients in the US, Europe and Australia have had their controllers exchanged without incident.

"Recruitment in our clinical trial program has been progressing well with three US patients implanted to-date, bringing the total number, including the completed Pilot Trial, of VentrAssist implants to over 30 globally," Dr Sutton said.

As noted previously, Ventracor is currently undertaking additional screening and quality control to ensure the anomaly identified in the cable supplied to it is eliminated.

Dr Sutton said the field exchange and additional screening will delay Ventracor's global clinical trial program, including the CE Mark and US Feasibility trials which were targeted for completion by the end of the 2005 calendar year.

"However, we expect both milestones will be achieved within the first quarter of the 2006 calendar year.

"We do not expect this to adversely impact our progress and the achievement of key milestones in the longer term.

"The costs incurred in the field exchange program are not material in the context of our overall financial commitment to our global clinical trial program.

"Throughout this process, we will ensure the market is kept progressively informed on a timely basis," Dr Sutton said.

About Ventracor
Ventracor is a global medical device company that has developed an implantable blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
T: + 61 2 9406 3086